UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

Date: May 2009	Commission File Number 1-32895
________________________ Penn West Energy Trust (Translation of registrant's name into English)

Suite 200, 207 – 9th Avenue SW Calgary, Alberta T2P 1K3 Canada (Address of principal executive offices)
___________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

INCORPORATION BY REFERENCE

Exhibit 99.1 to this Form 6-K is hereby incorporated by reference into the registration statement on Form F-3 of Penn West Energy Trust (File No. 333-145296) and as an exhibit to the registration statement on Form F-10 of Penn West Energy Trust (File No. 333-151324).

DOCUMENTS FILED

See the Exhibit Index hereto for a list of the documents filed herewith and forming a part of this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PENN WEST ENERGY TRUST, by its administrator, Penn West Petroleum Ltd.

Date: May 19, 2009	By:	/s/ Todd Takeyasu
Name: Todd Takeyasu
Title: Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	NOTICE OF 2009 ANNUAL GENERAL MEETING AND MANAGEMENT PROXY CIRCULAR
99.2	NOTICE OF ANNUAL MEETING OF UNITHOLDERS TO BE HELD ON JUNE 9, 2009
99.3	INSTRUMENT OF PROXY FOR HOLDERS OF TRUST UNITS OF PENN WEST ENERGY TRUST
99.4	CONFIRMATION OF MAILING